

February 5, 2014

<u>Via E-mail</u>
David C. Benson
Executive Vice President and Chief Financial Officer
Federal National Mortgage Association
3900 Wisconsin Avenue NW
Washington DC 20016

Re: Federal National Mortgage Association
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed April 2, 2013
Form 10-Q for the Quarterly Period Ended September 30, 2013
Filed November 7, 2013
File No. 000-50231

Dear Mr. Benson:

We have reviewed your supplemental response dated November 26, 2013 and have the following comment.

Form 10-Q for the Quarterly Period Ended September 30, 2013

FHFA Advisory Bulletin Regarding Framework for Adversely Classifying Loans, page 14

1.   We note your response to prior comments 1 to 3 from your letter dated November 26, 2013 and your disclosure on page 15 where you state that upon adoption of Advisory Bulletin 2012-02, the amount of the charge-off at the time a loan is classified as loss is expected to exceed your best estimate of incurred losses. It appears from your disclosure that you may believe the adoption of Advisory Bulletin 2012-02 could be inconsistent with the accounting guidance in ASC 450-20-30 and ASC 310-10-35. Rule 4-01(a)(1) of Regulation S-X states that financial statements filed with the Commission which are not prepared in accordance with generally accepted accounting principles (U.S. GAAP) will be presumed to be misleading or inaccurate. We expect that your financial statements will comply with U.S. GAAP.

You may contact Lindsay McCord at (202) 551-3417 or me at (202) 551-3512 if you have any questions.

Sincerely,

/s/ Stephanie J. Ciboroski

Stephanie J. Ciboroski
Senior Assistant Chief Accountant